SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED PARTY TRANSACTIONS

Parties	Braskem S.A. (“Braskem”) and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”).
Relationship with the issuer	Petrobras retains 47.03% of Braskem’s voting capital and 36.10% of its total capital.
Object	The purchase and sale of petrochemical naphtha, supplied by Petrobras to Braskem.
Main terms and conditions

Contract to acquire 7 million tons of petrochemical naphtha per year to supply Braskem’s units in São Paulo, Bahia and Rio Grande do Sul.

Validity Term: The agreement will be valid for five years and establishes that both parties will have commercial renegotiation rights as of the third year should certain market conditions change.

Price: 102.1% of the ARA reference price.

Contract signature date	23.12.2015
Eventual participation of the counterparty, its partners or administrators in the issuer’s decision making process or the transaction negotiations as representatives of the issuer.

Petrobras, its partners or administrators did not take part in the issuer’s decision making process in regard to the transaction, nor did they participate in the transaction negotiations as representatives of the issuer.

Detailed justification of the reasons why the issuer’s management believes the transaction to be on an arm’s length basis or envisages the payment of adequate compensation

Petrobras is the sole national supplier of petrochemical naphtha, so it has no competitors in the domestic market.

Given that the price utilized by Petrobras is tied to the international ARA (Amsterdam, Rotterdam and Antwerp) naphtha price, the transaction is on an arm’s length basis in relation to both parties.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.